March 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz, Jeffrey Gabor, Jeanne Bennett, Mary Mast

Re:	Longboard Pharmaceuticals, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1, as amended (File No. 333-253329)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on March 11, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 675 copies of the Company’s Preliminary Prospectus dated March 8, 2021 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
Evercore Group L.L.C.
Guggenheim Securities, LLC
Cantor Fitzgerald & Co.

As representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

	By:	/s/ Bradley Wolff
	Name:	Bradley Wolff
	Title:	Managing Director

By:	Evercore Group L.L.C.

	By:	/s/ Ed Baxter
	Name:	Ed Baxter
	Title:	Senior Managing Director

By:	Guggenheim Securities, LLC

	By:	/s/ Ron Gerber
	Name:	Ron Gerber
	Title:	Senior Managing Director

By:	Cantor Fitzgerald & Co.

	By:	/s/ Sage Kelly
	Name:	Sage Kelly
	Title:	Global Head of Investment Banking

[Signature Page to Acceleration Request Letter]